UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 20, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release
WITHDRAWAL OF SPECIAL RESOLUTION TO ADOPT A NEW
MEMORANDUM OF INCORPORATION AND ISSUE OF NEW CIRCULAR CONVENING A
GENERAL MEETING

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
20 February 2013
WITHDRAWAL OF SPECIAL RESOLUTION TO ADOPT A NEW MEMORANDUM OF
INCORPORATION AND ISSUE OF NEW CIRCULAR CONVENING A GENERAL MEETING

AngloGold Ashanti sent a circular to shareholders on 8 February 2013 regarding, amongst other things, the approval of a new Memorandum of Incorporation (“the New MOI”) for AngloGold Ashanti in
order to harmonise AngloGold Ashanti’s Memorandum of Incorporation with the provisions of the new
Companies Act, 2008 (“the Circular”).

After sending the Circular, and upon receiving comments from shareholders, it has been decided to amend the New MOI to make provision for the retirement by rotation of all directors, not only non-
executive directors, as is provided for in the current draft of the New MOI that was included in the
Circular. Because it is too late to amend the New MOI before the shareholders meeting of 11 March
2013, it has been decided to withdraw the special resolution for the adoption of the new MOI and to reconvene a shareholders meeting for the adoption of the New MOI, which has been amended to provide for the retirement by rotation of all of the directors.

Accordingly AngloGold Ashanti shareholders are hereby advised that special resolution number 1 included in the notice convening a general meeting of AngloGold Ashanti shareholders, which was included in the Circular, is hereby withdrawn and will not be proposed at the shareholders meeting to be held at 11:00 am on 11 March 2013.

The Circular also related to the approval of amendments to the rules of the AngloGold Ashanti Limited
Bonus Share Plan 2005 and the AngloGold Ashanti Limited Long Term Incentive Plan 2005. The
resolutions for the approval of these plans will still be considered and, if deemed fit, passed, with or without modification at the shareholders meeting to be held at 11:00 South African time on Monday,
11 March 2013. Proxy forms and voting instruction forms included in the Circular can still be used at the meeting to be held at 11:00 south African time on Monday, 11 March 2013.

In regard to the adoption of the New MOI which has been amended to make provision for the retirement by rotation of all the directors, a circular, including a notice convening a further general meeting to be held on Wednesday, 27 March 2013 at 11:00 South African time, in The Auditorium, 76
Jeppe Street, Newtown, Johannesburg, South Africa will be posted to shareholders on or about
Friday, 22 February 2013. The record date for participation and voting at the meeting is Friday, 22
March 2013.

Shareholders will be asked to grant approval for a new Memorandum of Incorporation for AngloGold
Ashanti.

The Circular, incorporating the New MOI, the notice of the general meeting, including proxy and voting instruction forms will be available on the company’s website from 22 February under
INVESTORS AND MEDIA.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts

Media
Tel:
E-mail:
Alan Fine +27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries +27 11 637 6031
media@anglogoldashanti.com

Investors
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
General inquiries +27 11 637 6059
investors@anglogoldashanti.com

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended
31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and
Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company’s prospectus dated 17 July 2012 that was filed with the
Securities and Exchange Commission on 25 July 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 20, 2013
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company
          Secretary